Eastman Chemical Company
P.O. Box 511
Building 75
Kingsport, TN 37662-5075
Phone:  (423) 229-1295
Fax:  (423) 229-4137
E-Mail: blhenry@eastman.com

June 3, 2009

VIA Electronic (EDGAR correspondence file) Supplemental Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N. E., Mail Stop 7010
Washington, D.C. 20549

Attn:           Ms. Chambre Malone, Staff Attorney, Division of Corporation Finance

Re:          Eastman Chemical Company
Definitive Proxy Statement on Schedule 14A
Filed March 27, 2009
File No. 001-12626

On behalf of Eastman Chemical Company (the “Company”), I hereby submit the Company’s responses to the comments of the Staff of the Division of Corporation Finance, contained in your letter addressed to Curtis E. Espeland dated May 19, 2009, with respect to the above-referenced filing.  The Company’s responses to the Staff’s comments are preceded by the text of the comments in your letter.  All terms not defined in our responses have the meanings ascribed to those terms in the related filing.

Compensation Discussion & Analysis, page 27

Variable Cash Pay - Unit Performance Plan, pages 34-35

1.
We note the disclosure in the second and third paragraphs below the table on page 34.  Please explain how you calculated Mr. Ferguson’s allocated portion of the total UPP award pool and disclose this amount.  Please also explain how you calculated the “performance factor” used to determine the amount of the award pool allocated to the named executive officers, and disclose this factor.  Please also disclose the amount of the pool allocated to these other named executive officers.

2.
Please revise your disclosure describing Mr. Ferguson’s individual performance objectives to express, in quantitative terms, the targets he was required to achieve in order to obtain the payout under the Unit Performance Plan.  For example, please provide the actual earnings per share target.

3.
Please expand your disclosure in this section to include a full description of the organizational and individual goals and expectations of each named executive officer the CEO considered in determining the individual payouts from the allocated award pool.

4.	We note the disclosure in the last two paragraphs of this section and have the following comments:

•	With respect to each target for the CEO and other named executive officers, please disclose the actual results.

•
Please expand your disclosure to explain in greater detail how the evaluation of the objectives for each of the CEO and the other named executive officers resulted in their specific percentage payouts.

Management Response:

In the Staff’s comments to the Company’s 2008 Annual Meeting Proxy Statement contained in its letter dated September 17, 2008, you asked that the Company in future filings “describe the elements of individual performance and contribution that are taken into account when determining payouts under the Unit Performance Plan (“UPP”).  Specifically, please disclose the established performance objectives for Mr. Ferguson and the pre-established organizational and personal performance targets and performance factors for the named executive officers.”

In the Company’s response submitted to the staff by EDGAR supplemental transmission on September 30, 2008, we committed in future annual meeting proxy statements to “enhance the CD&A discussion of the elements of individual performance and contribution that have been taken into account by the Compensation Committee when making variable cash pay awards to the CEO and other named executive officers so that the description of the pre-established individual performance and contribution objectives is included in the earlier description of the Compensation Committee’s establishment at the beginning of the year of the UPP performance objectives and expectations for the CEO and other named executive officers”, and also to “indicate in the description of the payout to the CEO and the other named executives later in this section whether actual performance for the identified elements of individual performance and contribution met, exceeded, or did not meet the pre-established objectives and expectations”.

By letter dated October 2, 2008, the Staff accepted our response and indicated that it had completed its review without further comment.

We respectfully submit that the CD&A discussion of variable cash pay under the UPP in the Company’s 2009 Annual Meeting Proxy Statement included the enhanced disclosures to which we committed in response to, and which we believe complied with, the Staff’s comments to the Company’s 2008 Annual Meeting Proxy Statement.

In response to the Staff’s comments to the Company’s 2009 Annual Meeting Proxy Statement in your letter of May 19, 2009, the Company will in future annual meeting proxy statements further enhance the CD&A discussion of how any variable cash compensation to the CEO and other named executive officers (“NEOs”) for the last completed year was calculated and determined, including:
•	calculations and amounts of any payout pool to the CEO and to the other named executive officers (“NEOs”),
•
targets (or, for targets involving confidential trade secrets or confidential commercial or financial information the disclosure of which would cause competitive harm to the Company, how difficult or likely it was for the Company or the CEO or NEO to achieve the undisclosed target level) for  objective performance measures (such as EFO, EPS, cash measures, and capital expenditures),

•	a more detailed description of performance goals of each of the NEOs (similar to the CEO list in the 2009 Annual Meeting Proxy Statement CD&A), and actual results (or, for results involving confidential trade secrets or confidential commercial or financial information the disclosure of which would cause competitive harm to the Company, whether the actual results met, did not meet, or exceeded the undisclosed target level) for each targeted performance measure for the CEO and the other NEOs and how that actual performance resulted in the reported variable cash compensation to the CEO and to the other NEOs.

Management Acknowledgement

The Company also acknowledges the following:
•	it is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any further questions or comments concerning our responses to me at the above mail or e-mail address or telephone or telecopier number.

Sincerely,

_/s/ Brian L. Henry
Brian L. Henry
Senior Counsel & Assistant Secretary

Cc: Ms. Pamela Long, Assistant Director, Division of Corporation Finance, Securities and Exchange Commission

Curtis E. Espeland, Senior Vice President and Chief Financial Officer, Eastman Chemical Company

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